Exhibit VII

Disclosure of authorized capital increase of the European Investment Fund

As a result of the decision of the General Meeting of the European Investment Fund (“EIF”), the authorized capital of EIF was increased by 50%, from EUR 3 billion to EUR 4.5 billion, through the issuance of 1,500 new shares on May 27, 2014.

Consequently, Article 5(1) of the EIF’s Statutes was amended, as from May 27, 2014, and now reads as follows:

“The authorized capital of the Fund shall be four billion five hundred million Euro, divided into 4,500 shares each with a nominal value of one million Euro, open to subscription by the members of the Fund in accordance with Article 6 of these Statutes.”

The newly authorized shares will be available for subscription during a main subscription period in 2014 and three auxiliary annual subscription periods between 2015 and 2017. Each shareholder of EIF is entitled to subscribe a fraction of the increase corresponding to the ratio which existed between the shares subscribed by that shareholder and the capital of EIF before the capital increase.  Each newly authorized share which is subscribed shall be paid-in as to 20% of its nominal value together with the payment of a share premium. The remaining 80% of the nominal value can be called upon decision of the EIF General Meeting to the extent required by EIF to meet its liabilities towards its creditors.

On June 13, 2014, EIB committed to subscribe 923 newly authorized shares (all newly authorized shares allocated to EIB) in the main subscription period in 2014.